January 24, 2023

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc.
Amendment No. 8 to Registration Statement on Form F-1 Filed January 9, 2023
File No. 333-265730

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 8 to Form F-1

General

1. Please update the information in the prospectus as of December 31, 2022, as applicable. For example, update the information relating to exchange rates on page 48, customer submissions on page 77, supplier data on page 77, executive compensation on page 100, and related party transactions on pages 100 and 101.

Response:

Responsive to the Staff’s comments, we have updated the exchange rate information on page 48, the number of registered specialist contractors on page 66, the number of privately funded projects on page 70, subcontractor/prime contractor data on pages 72 and 76, record of payment of liquidated damages to customers on page 73, customers and suppliers data on page 77, executive compensation on page 100, and related party transactions on pages 100 and 101.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW